Exhibit 99.1

Focused on what matters most to families

Province of Manitoba

2013/14 Quarterly Financial Report

April to June 2013

CONTENTS

Introduction

Quarterly Financial Results

Economic Performance and Outlook

INTRODUCTION

Budget 2013 provided the financial overview of the Government Reporting Entity (GRE), which includes core government and Crown organizations, government business entities and public sector organizations such as regional health authorities, school divisions, universities and colleges. Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP).

The financial information in this quarterly financial report is presented in the same format as the budget. The first quarter financial report presents information on the GRE for the three months ending June 30, 2013. The report also contains an economic performance and outlook. Consistent with prior years, an updated projection for the year end will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

GOVERNMENT REPORTING ENTITY (GRE)

Manitoba continues to be committed to a balanced approach for delivering services while recognizing the continued uncertainty in global economies. This approach is demonstrated by the protection of the services Manitoba families need and by making strategic investments in infrastructure to support economic growth and provide for the services Manitobans require in the future.

While private sector forecasters expect Manitoba’s overall economic growth to remain comparatively stable among provinces, pressures in supports for vulnerable persons and public safety remain challenging. Hot, dry conditions in northern Manitoba this summer have led to additional expenditures for forest fire suppression with the costs of delivery continuing to be assessed.

The impact of these pressures will continue to be closely monitored and more complete information on expenditure and revenue will provide the basis for a year end projection in the second quarter report.

Budgeted Summary Net Income/(Loss)

For the Fiscal Year Ending March 31, 2014

UNAUDITED

	2013/14 Budget
(Millions of Dollars)	Core Government	Consolidation Impacts and Other Reporting Entities	Summary

Revenue	11,524	2,685	14,209

Expenditure	12,099	2,778	14,877

In-Year Adjustment/Lapse	(70)	(80)	(150)

NET INCOME (LOSS)	(505)	(13)	(518)

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

QUARTERLY FINANCIAL RESULTS

The unaudited net result of the Government Reporting Entity for the first three months of the fiscal year is a loss of $128 million.

The three-month positive revenue variance of $51 million is primarily due to higher than estimated Retail Sales Tax and Government Business Enterprise net income.

The expenditure variance of $(74) million is primarily the result of timing.

Government Reporting Entity Operating Statement

UNAUDITED

	Year-to-Date to June 30
	2013/14			2012/13
($000s)	Actual	Estimated	Variance	Actual[1]

Revenue
Income Taxes	928,953	928,953	-	792,656
Other Taxes	802,391	761,072	41,319	723,236
Fees and Other Revenue	488,375	491,796	(3,421)	353,712
Federal Transfers	999,826	1,001,965	(2,139)	945,839
Net Income of Government
Business Enterprises	115,223	97,341	17,882	139,948
Sinking Funds and Other Earnings	61,272	63,441	(2,169)	50,900

Total Revenue	3,396,040	3,344,568	51,472	3,006,291

Expenditure
Health and Healthy Living	1,553,228	1,539,248	13,980	1,301,130
Education	912,510	923,098	(10,588)	1,051,925
Family Services	264,799	279,537	(14,738)	257,349
Community, Economic and
Resource Development	455,042	499,893	(44,851)	467,298
Justice and Other Expenditures	195,921	213,568	(17,647)	206,337
Debt Servicing Costs	142,582	142,248	334	149,897

Total Expenditure	3,524,082	3,597,592	(73,511)	3,433,936

NET INCOME (LOSS)	(128,042)	(253,024)	124,983	(427,645)

1.	For comparative purposes the 2012/13 Actual has been re-stated to reflect the 2013/14 appropriation structure.

Core government revenue and expenditure details are provided in Appendix I and II on pages 9 and 10.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

INFRASTRUCTURE AND CAPITAL ASSET RENEWAL

Expenditures for infrastructure and capital asset renewal in 2013/14 are budgeted to be $1.8 billion to support continued economic growth, reduce the maintenance burden and provide for the services Manitobans need in the future.

Based on principles of sound financial management, the government has been able to increase the assets of the province while maintaining a manageable level of debt. Budget 2013 provides the resources to invest in much needed flood-related and other infrastructure to meet the needs of Manitoba into the future. This includes upgrading roads and highways, wastewater treatment plants, health facilities across the province, building and restoring much needed social housing and modernizing our schools and post-secondary institutions.

As borrowings may be used to finance capital related projects, net debt may grow in absolute terms from time to time as needed investments in capital assets – like highway infrastructure, schools and hospitals – are made. It is therefore important to measure change in net debt against the growth of the economy. As a result of the decision to continue to invest in infrastructure projects, Budget 2013 projected the net debt to GDP ratio at 28.7%.

Core government capital investment details are provided in Appendix III on page 11.

SPECIAL ACCOUNTS

Fiscal Stabilization

Manitoba’s balanced financial strategy maintains the legislated requirement to dedicate at least $600 million of the funds set aside in this Account to retire a portion of the debt and interest expense associated with the core government operating shortfalls incurred during the economic recovery period. In 2013/14, $100 million will be withdrawn for debt repayment.

Pension Assets

The trust conditions of the funds held in the Pension Asset Fund are irrevocably restricted for pension purposes only. As a result of this restriction, these funds are classified as pension assets and will be accounted for and reported in keeping with GAAP for senior governments.

The fund balance is projected to increase in 2013/14 for net investment earnings.

Net investment earnings include the expected rate of return during the year and adjustments to market related value. Under GAAP, market fluctuations of pension assets are not recorded in the year in which they occur, but are recognized over the employee average remaining service life (EARSL).

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

PROVINCIAL BORROWINGS, GUARANTEES AND OBLIGATIONS

Manitoba’s borrowing requirement identified in Budget 2013 was $4.8 billion including refinancing of $2.2 billion and new cash requirements, net of estimated repayments, of $2.6 billion.

New cash requirements are necessary for general government purposes, capital investments by departments, health facilities, post-secondary institutions and Manitoba Hydro. Estimated repayments are primarily for departmental capital investment and general purpose borrowings.

The total of outstanding borrowings, guarantees and obligations reflect the province’s gross borrowing obligations, but it does not take into consideration liquid assets available to pay down those obligations. While the total of outstanding provincial borrowings fluctuates during the fiscal year as a result of the timing of borrowing activities of the province, the year-end forecast remains unchanged from that stated in the budget, as shown in the table on the following page.

An updated forecast for 2013/14 with comparative data for 2012/13 actual results will be provided in the second quarter report.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

Provincial Borrowings, Guarantees and Obligations

	2013/14 Budget
Provincial Borrowings, Guarantees and Obligations[1]	$ millions	$ Per Capita*
General Government Programs	8,659	6,755
General Government Programs – Pension Liability	2,595	2,024
The Manitoba Hydro-Electric Board	11,046	8,617
Other Crown Organizations	2,397	1,870
Health Facilities	1,314	1,025
Other	17	13
Capital Investments	4,089	3,190

Subtotal[2]	30,117	23,494

Other Obligations
Pension Liability	7,264
Pension Asset Fund	(5,266)

Net Pension Liability	1,998
Debt incurred for and repayable by The Manitoba Hydro-Electric Board	(10,698)
Education and Health Debt held by Government Enterprises	535
Other Debt of Crown Organizations	266

Subtotal	(7,899)

Total Provincial Borrowings, Guarantees and Obligations	22,218

Adjustments to arrive at Summary Net Debt
Guarantees	(351)
Net Financial Assets	(4,113)

Summary Net Debt[3]	17,754	13,850

Summary Net Debt as a percentage of GDP	28.7%

Notes: Provincial Borrowings, Guarantees and Obligations

1.	Provincial borrowings, guarantees and obligations are net of sinking funds.
2.	Provincial Borrowings and Guarantees are payable in Canadian and U.S. dollars. As at June 30, 2013, total provincial borrowings and guarantees were payable 94% in Canadian dollars and 6% in U.S. dollars. Of this total, General Government Program borrowing and Other Crown organizations borrowings was 100% payable in Canadian dollars. Manitoba Hydro borrowings were payable 83% in Canadian dollars (79% at March 31, 2013) and 17% in U.S. dollars (21% at March 31, 2013).

*	The per capita data for 2013/14 is based upon forecast population figures for July 1, 2013.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

ECONOMIC PERFORMANCE AND OUTLOOK

Following two years of unfavorable weather conditions including severe flooding in 2011, agricultural production sharply rebounded in 2012, lifting real GDP growth to 2.7%. As a result, overall growth in Manitoba was second strongest among provinces. Most other industrial sectors in the province grew at a modest pace reflecting slower global demand in 2012.

The sustainability of the U.S. recovery, the recession in Europe and slow growth in Asia continue to overshadow the near term outlook for Canada. However, real GDP growth in Manitoba is expected to remain stable and progressively improve, reflecting its industrial diversity and balance.

A recent Manitoba Finance survey of economic forecasters projects that Manitoba`s real GDP will expand 1.9% this year, slightly above the projected national increase of 1.7%. In 2014, Manitoba’s real GDP is expected to increase by 2.3%, marginally below the projected national increase of 2.4%.

A review of major economic indicators shows modest improvements in economic developments in Manitoba through the first half of 2013.

The pace of employment growth in Manitoba has improved in 2013, increasing by 1.1% on year-to-date growth. This follows 0.9% growth in 2012 and 0.8% growth in 2011. Private sector employment is up 1.9% in 2013 while public sector employment is down 1.4%.

The unemployment rate has averaged 5.3% in 2013, third-lowest among provinces and below the national rate of 7.1%. Manitoba’s youth unemployment rate has averaged 10.6% in 2013, down from 11.0% in 2012.

Average weekly earnings are up 1.0% so far in 2013. In the first six months of 2013, compensation of employees (labour income) is up 3.2%, fifth among provinces and below the national increase of 3.9%.

Retail activity continues to expand at a modest rate, averaging 2.5% growth in the first half of 2013. National retail sales increased 1.6% over the same period. Manitoba’s increase is fourth-highest among provinces. Automotive sales in the province are up 11.5% in 2013, the highest among provinces and above the 1.7% national increase.

Manitoba’s economy has benefitted from a sharp increase in capital spending. For the past twenty-one years, private sector capital spending has consistently increased in all but one year, the steadiest growth among provinces. According to the Statistics Canada survey, Manitoba’s total capital investment is expected to increase 8.5% in 2013, above the Canadian increase of 1.7%. Manitoba’s private investment is projected to increase 6.3% and public investment to increase 12.9%.

Investment in residential construction is robust in Manitoba. During the first eight months of 2013, Manitoba urban area housing starts increased 10.8%, best among provinces and better than the 16.5% national decline. Single starts were up 3.1% and multiples starts are up 18.8%. Urban housing starts represent about two-thirds of all starts in the province.

Influenced by weak global demand, Manitoba’s manufacturing sales have decreased 0.3% in 2013, better than the national decrease of 2.7% and ranked fifth among provinces. Sales of wood, machinery, food, and chemicals are leading growth while electrical appliances, fabricated metals, and printing lag growth.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

An improvement in U.S. housing sector has helped buoy Manitoba exports. Through July 2013, Manitoba exports increased 2.0% compared to a 4.8% contraction in 2012. Manitoba’s U.S. exports increased 6.8% while non-U.S. exports were down 7.7%.

In 2012, Agricultural production rebounded to record 14.8% growth, following poor performance in 2011 caused by the impacts of the Assiniboine River flood. Wheat production increased 76.0%, and canola gained 20.3%. Production of corn for grain doubled, making it the third-largest crop in Manitoba in 2012. Soybean production spiked 83.5%, while production of barley more than doubled, up 136.6%, and oat harvests were 31.8% higher than in 2011.

Related to the rebound in crop production, Manitoba’s farm cash receipts are up 13.4% in the first quarter of 2013, the highest among provinces. Crop receipts increased 29.0% with gains in oilseeds 36.8%, wheat 60.9% and specialty crops 117.4%. Livestock receipts were down 3.1% with strength in cattle offset by weakness in hogs; down 10.7%. Direct payments, which include insurance and various types of income supports, decreased 18.4%.

The Consumer Price Index has increased by 2.2% on a year-to-date basis in 2013, above the national increase of 0.9%. For 2013, Manitoba Finance’s survey of economic forecasts indicates CPI inflation will average about 2.0% in Manitoba, closely matching the year-to-date estimates.

Manitoba’s population has experienced healthy growth over the past 10 years. Over the last decade, immigration levels to the province have risen considerably, net interprovincial out-migration has decreased and the number of births has increased. In 2012, estimated population increased by 1.2%.

As of April 1, 2013, Manitoba’s population stood at 1,277,339 an increase of 14,593 persons and a 12 month increase of 1.2%.

For monthly updates and more details please see the Manitoba Economic Highlights and Statistics at:

http://www.gov.mb.ca/finance/pdf/highlights.pdf

&

http://www.gov.mb.ca/finance/pdf/statistics.pdf

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

2013/14 Core Government Revenue by Source UNAUDITED	Appendix I

	Year-to-Date to June 30				Full Year
	2013/14			2012/13 Actual	2013/14
($000s)	Actual	Estimated	Variance		Budget
Income taxes
Individual Income Tax	724,342	724,342	-	691,862	2,952,400
Corporation Income Tax	204,611	204,611	-	100,794	413,200

Subtotal: Income Taxes	928,953	928,953	-	792,656	3,365,600

Other Taxes
Corporations Taxes	51,828	51,828	-	47,140	227,000
Fuel Taxes	80,936	77,166	3,770	71,863	312,100
Land Transfer Tax	21,949	21,949	-	18,339	74,000
Levy for Health and Education	101,780	98,962	2,818	99,714	433,500
Mining Tax	9,045	9,045	-	13,616	40,000
Retail Sales Tax	481,591	452,232	29,359	428,896	2,047,200
Tobacco Tax	76,552	72,723	3,829	62,459	283,000
Other Taxes	2,123	610	1,513	2,509	16,173

Subtotal: Other Taxes	825,804	784,515	41,289	744,536	3,432,973

Fees and Other Revenue
Fines and Costs and Other Legal	12,828	12,828	-	12,091	52,030
Minerals and Petroleum	4,188	4,188	-	7,676	29,074
Automobile and Motor Carrier Licences and Fees	38,769	38,769	-	38,248	140,530
Parks: Forestry and Other Conservation	3,808	3,808	-	3,681	33,568
Water Power Rentals	29,763	29,763	-	16,913	107,700
Service Fees and Other Miscellaneous Charges	21,112	19,428	1,684	21,520	165,074
Revenue Sharing from SOAs	3,982	3,982	-	6,358	16,880

Subtotal: Fees and Other Revenue	114,450	112,766	1,684	106,487	544,856

Federal Transfers
Equalization	448,078	448,078	-	417,667	1,799,228
Canada Health Transfer (CHT)	280,210	280,210	-	265,614	1,120,800
Canada Social Transfer (CST)	110,688	110,688	-	107,298	442,753
Health Funds	2,265	2,265	-	2,262	9,062
Infrastructure Renewal	-	-	-	-	22,100
Shared Cost and Other Transfers	24,087	24,782	(695)	33,127	171,403

Subtotal: Federal Transfers	865,328	866,023	(695)	825,968	3,565,346

Net Income of Government
Business Enterprises (GBEs)
Manitoba Liquor Control Commission	106,000	106,000	-	96,000	615,055
Manitoba Lotteries Corporation	-	-	-	-	-

Subtotal: Net Income of GBEs	106,000	106,000	-	96,000	615,055

Total Revenue	2,840,535	2,798,257	42,278	2,565,647	11,523,830

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

2013/14 Core Government Expenditure by Sector/Department UNAUDITED	Appendix II

	Year-to-Date to June 30				Full Year
	2013/14			2012/13	2013/14
($000s)	Actual	Estimated	Variance	Actual[1]	Budget[2]
Health and Healthy Living
Health	1,445,351	1,430,443	14,908	1,320,101	5,230,778
Healthy Living, Seniors and Consumer Affairs	16,999	17,965	(966)	15,753	55,646

Total Health and Healthy Living	1,462,350	1,448,408	13,942	1,335,854	5,286,424

Education
Advanced Education and Literacy	131,819	133,224	(1,405)	133,297	707,662
Education	545,115	545,620	(505)	533,754	1,681,786

Total Education	676,934	678,844	(1,910)	667,051	2,389,448

Family Services
Children and Youth Opportunities	13,404	14,768	(1,364)	12,993	48,888
Family Services and Labour	254,618	267,999	(13,381)	247,728	1,099,032

Total Family Services	268,022	282,767	(14,745)	260,721	1,147,920

Community, Economic and Resource Development
Aboriginal and Northern Affairs	9,109	11,689	(2,580)	10,514	34,249
Agriculture, Food and Rural Initiatives	14,527	18,726	(4,199)	16,815	215,051
Conservation and Water Stewardship	37,169	43,338	(6,169)	39,323	147,637
Entrepreneurship, Training and Trade	140,484	152,961	(12,477)	136,209	585,718
Housing and Community Development	26,446	25,558	888	24,667	82,587
Infrastructure and Transportation	148,904	147,583	1,321	156,197	639,203
Innovation, Energy and Mines	31,494	33,785	(2,291)	25,915	85,736
Local Government	28,979	38,604	(9,625)	53,802	398,678

Total Community, Economic and Resource Development	437,112	472,244	(35,132)	463,442	2,188,859

Justice and Other Expenditures
Legislative Assembly	10,382	10,896	(514)	8,968	42,560
Executive Council	1,651	1,654	(3)	1,622	3,622
Civil Service Commission	5,074	6,279	(1,205)	5,182	20,200
Culture, Heritage and Tourism	20,836	22,190	(1,354)	17,303	60,987
Employee Pensions and Other Costs	(2,619)	(3,634)	1,015	(1,861)	18,288
Finance	17,183	20,114	(2,931)	15,683	70,088
Immigration and Multiculturalism	4,856	7,233	(2,377)	7,477	21,001
Justice	96,057	104,021	(7,964)	89,580	508,336
Sport	3,003	3,041	(38)	3,009	11,770
Enabling Appropriations	1,593	2,454	(861)	1,504	43,987
Other Appropriations	18,569	20,000	(1,431)	39,504	55,393

Total Justice and Other Expenditures	176,585	194,248	(17,663)	187,971	856,232

Debt Servicing Costs	(9,589)	(9,923)	334	26,800	230,000

Total Expenditure	3,011,414	3,066,588	(55,174)	2,941,839	12,098,883
Subtract: Total Revenue Estimate (Appendix I)	2,840,535	2,798,257	42,278	2,565,647	11,523,830
In-Year Adjustment/Lapse	-	-	-	-	(70,000)

NET INCOME (LOSS)	(170,879)	(268,331)	97,452	(376,192)	(505,053)

1.	For comparative purposes the 2012/13 Actual has been re-stated to reflect the 2013/14 appropriation structure.
2.	Budget figures are adjusted to include Enabling Appropriations.

PROVINCE OF MANITOBA	APRIL TO JUNE 2013

2013/14 Core Government Capital Investment UNAUDITED	Appendix III

	Year-to-Date to June 30				Full Year
	2013/14			2012/13 Actual	2013/14
($000s)	Actual	Estimated	Variance		Budget[1]

General Assets
Government Services Capital Projects	9,779	15,581	(5,802)	15,581	112,000
Transportation Equipment and Aircraft	398	1,600	(1,202)	1,267	16,920
Information Technology Projects	704	5,843	(5,139)	354	23,744
Other Equipment and Buildings	402	4,875	(4,473)	15	19,582

	11,283	27,899	(16,616)	17,217	172,246

Infrastructure Assets
Provincial Roads, Highways and Airport Infrastructure	33,411	34,000	(589)	32,482	470,510
Water Related Infrastructure	7,272	12,000	(4,728)	10,447	37,100
Parks, Cottage and Camping Projects	520	3,100	(2,580)	1,107	15,839

	41,203	49,100	(7,897)	44,036	523,449

Total Capital Investment	52,486	76,999	(24,513)	61,253	695,695

1.	Budget figures are adjusted to include Enabling Appropriations.